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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

CELLTECH GROUP PLC
(Name of Subject Company)

CELLTECH GROUP PLC
(Name of Person Filing Statement)

Ordinary shares, nominal value 50 pence sterling per share
and
American Depositary Shares (each representing 2 ordinary shares)
(Title of Class of Securities)

151158102 (American Depositary Shares)
(CUSIP Number of Class of Securities)

Peter Allen
Celltech Group plc
208 Bath Road
Slough
Berkshire SL1 3WE
England
+44 (0) 1753 534655
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

Copies To:
Daniel Epstein
Allen & Overy
One New Change
London EC4M 9QQ
United Kingdom
+44 20 7330 2927

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This document is being re-filed to correct certain technical problems with the EDGAR codes and tags used in the initial filing of such document made on May 19, 2004. The information contained herein is unchanged from the information filed with the SEC by Celltech on May 19, 2004.

Item 1.    Subject Company Information.

        The name of the subject company is Celltech Group plc, a public limited company incorporated under the laws of England and Wales (Celltech). Celltech's principal executive office is located at 208 Bath Road, Slough, Berkshire SL1 3WE, United Kingdom. The telephone number of its principal executive office is +44 (0) 1753 534655.

        The title of the class of the equity securities to which this Schedule 14D-9 relates is Celltech's ordinary shares, nominal value 50 pence per share (Celltech ordinary shares), which may be in the form of American Depositary Shares (Celltech ADSs, and together with the Celltech ordinary shares, the Celltech Shares). Each Celltech ADS represents two Celltech ordinary shares. As of May 17, 2004, there were 278,128,673 Celltech ordinary shares outstanding, of which 5,839,418 (approximately 2.1% of Celltech's outstanding ordinary shares) were represented by Celltech ADSs.

Item 2.    Identity and Background of Filing Person.

        The filing person's name, business address and business telephone number are set forth in Item 1 above.

        This Schedule 14D-9 relates to the tender offer (the Offer) by UCB S.A., a company organized under the laws of the Kingdom of Belgium (UCB), to purchase all of the outstanding Celltech Shares at the purchase price of 550 pence per Celltech ordinary share and 1,100 pence per Celltech ADS (the Offer Price). The Offer is described in the Tender Offer Statement on Schedule TO, together with the exhibits thereto (as amended or supplemented from time to time, the Schedule TO), filed by UCB with the Securities and Exchange Commission (the SEC) on May 19, 2004.

        The Offer is being made pursuant to the terms and conditions set forth in the Offer Document dated May 19, 2004 (the Offer Document), which has been filed as an exhibit to the Schedule TO, and the related Letter of Transmittal, Form of Acceptance, Authority and Election and Notice of Guaranteed Delivery.

        According to the Schedule TO filed by UCB, the principal executive office of UCB is located at Allée de la Recherche B-1070 Brussels, Belgium.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as described in or incorporated by reference into this Schedule 14D-9, to Celltech's knowledge there are no agreements, arrangements or understandings or actual or potential conflicts of interest between Celltech or its affiliates and (1) Celltech, its executive officers, directors or affiliates or (2) UCB, its executive officers, directors or affiliates. For a description of certain interests of members of Celltech's board of directors in the Offer as well as certain potential conflicts of interest, please see Appendix V of the Offer Document, which is incorporated by reference into this Schedule 14D-9.

  Memorandum of Understanding

        Celltech and UCB signed a memorandum of understanding prior to announcing the Offer. The terms of the memorandum of understanding are summarized in Part II of the Offer Document, and are incorporated herein by reference.

  Confidentiality Agreement

        Celltech and UCB entered into a confidentiality agreement on April 19, 2004 with respect to information provided during the course of evaluating the potential offer. In the agreement, Celltech and UCB also agreed not to solicit each other's employees for 12 months from the date of the agreement, subject to an exception for unsolicited approaches or responses to general solicitations. In addition, Celltech agreed not to solicit offers or proposals to acquire its issued share capital for six months from the date of the agreement. The agreement contains a standstill obligation, under which Celltech and UCB agreed, among other things, not to acquire, offer to acquire, or cause a third party to acquire an interest in each other's securities for six months from the date of the agreement. A copy of the confidentiality agreement is filed as exhibit (e)(2) to this Schedule 14D-9.

  Inducement Agreement

        Celltech and UCB entered into an agreement on May 17, 2004 under which Celltech agreed to pay UCB an inducement fee of £15,250,000 in the event that:

  •
  Celltech's board of directors withdraws its unanimous recommendation of the Offer or recommends an alternative transaction, resulting in any person other than UCB acquiring control of Celltech or a substantial part of Celltech's business; or

  •
  before the Offer lapses in accordance with its terms or is withdrawn without becoming or being declared wholly unconditional, any person other than UCB announces its intention to make a competing offer to acquire Celltech's entire issued share capital and the competing offer becomes or is declared wholly unconditional.

        A copy of the inducement fee agreement is filed as exhibit (e)(4) to this Schedule 14D-9.

  Directors' Shareholdings and Irrevocable Undertakings

        As of May 18, 2004, members of Celltech's board of directors and their immediate families held an aggregate of 513,365 Celltech ordinary shares and 300 Celltech ADSs, representing approximately 0.18% of Celltech's existing issued share capital. As of May 18, 2004, Celltech's directors individually held the following amounts of Celltech ordinary shares and Celltech ADSs:

Name	Number of Celltech Shares
Dr. Peter Fellner	313,588	(1)
Dr. Göran Ando	30,000
Mr. Peter Allen	112,601	(2)
Dr. Melanie Lee	34,255
Prof. Christopher Edwards FRS KB	936	(3)
Dr Marvin Jaffe	600	(4)
Mr Michael Newmarch	10,000
Dr Peter Read	1,985	(5)
Mr Peter Cadbury	10,000	(6)

(1)
Includes 2,200 Celltech Shares held by Mrs. Jennifer Fellner and 18,000 Celltech Shares held in the joint names of Dr. and Mrs. Fellner.

(2)
Includes 10,000 Celltech Shares held by Mrs. Clare Allen.

(3)
Held by Mrs. Sally Edwards.

(4)
Consists of 300 Celltech ADSs.

(5)
Includes 260 Celltech Shares held by Mrs. Norma Read.

(6)
Held through a discretionary trust.

        Celltech's directors and certain members of their immediate families have given to UCB irrevocable undertakings to accept (or procure the acceptance of) the Offer in respect of, in aggregate, 493,029 Celltech Shares, which represents approximately 0.18% of Celltech's existing issued share capital. Such undertakings cease to be binding only if the Offer lapses or is withdrawn. Copies of the irrevocable undertakings given by Celltech's directors and certain members of their immediate families are filed as exhibits (e)(3)(i)—(xi) to this Schedule 14D-9.

  Collaboration Agreement

        As described below under "Background to the Combination", in December 2003, Celltech initiated an auction process in relation to CDP 870, Celltech's anti-TNF-alpha PEGylated antibody fragment. At the conclusion of this process, on May 17, 2004, Celltech entered into an agreement with UCB for the world-wide development and marketing of CDP 870. Under the terms of the agreement, Celltech granted UCB co-exclusive world-wide rights to develop and commercialize CDP 870. The license is exclusive for rheumatoid arthritis and other indications, excluding Crohn's disease. UCB will be responsible for the conduct of future clinical studies and all commercialization activities with CDP 870 other than in Crohn's disease, and will pay Celltech a significant royalty on sales in these indications. UCB will also make progress-related payments to Celltech dependent upon attaining certain project related milestones. Celltech has retained manufacturing rights to and will supply all CDP 870 material for commercialization, and will discharge all royalties due to third parties. Celltech has retained exclusive rights for the development and commercialization of CDP 870 in Crohn's disease in North America, major European markets, Australia and New Zealand, with UCB having development and commercialization rights in other territories. A copy of the collaboration agreement is filed as exhibit (e)(5) to this Schedule 14D-9.

  Share Option Plans

        As required by the U.K. City Code on Takeovers and Mergers (the City Code), appropriate proposals in relation to the arrangements for participants in the Celltech share plans will be sent to optionholders in due course.

        All existing options under the Celltech share plans which are not already exercisable will generally become exercisable in accordance with the rules of the Celltech share plans for a period ranging from one to six months (depending on the rules of the particular plan) following the Offer becoming, or being declared, unconditional in all respects. This period may be reduced if UCB commences the compulsory acquisition procedure described in Appendix I of the Offer Document.

        If an optionholder does not accept the Offer in respect of Celltech Shares acquired under any Celltech share plan, it is UCB's intention to acquire compulsorily such shares as described in Appendix I of the Offer Document. Any options which are not exercised will lapse no later than six months following the Offer becoming, or being declared, wholly unconditional (depending on the rules of the particular plan).

        On May 17, 2004, UCB sent a letter to the board of directors of Celltech confirming its intention to offer, as part of the proposals to certain optionholders under one of the Celltech share plans, the ability to exchange options over Celltech Shares for options over shares in UCB. In addition, in the letter UCB acknowledged that options which are not exchanged will become exercisable in accordance with the rules of the relevant scheme following, if necessary, the waiver by the Celltech remuneration committee of performance condition attaching to such options. Options granted under three of the Celltech share plans are subject to performance conditions. Upon a change of control, performance conditions in relation to one plan are deemed waived. The remuneration committee has discretion to waive performance conditions in respect of the other two plans. The Celltech remuneration committee has resolved that, with effect from the Offer becoming or being declared wholly unconditional, it is appropriate for those conditions to be waived. A copy of the letter from UCB to Celltech's board is filed as exhibit (e)(6) to this Schedule 14D-9.

        As of the date of this Schedule 14D-9, members of Celltech's board of directors then in office held a total of 3,373,871 executive and deferred bonus options, and 16,390 sharesave options outstanding to purchase Celltech ordinary shares, with exercise prices ranging from nil to £11.15 and exercise dates ranging from August 19, 1999 to April 5, 2014 for the executive and deferred bonus share option schemes, and exercise prices ranging from £2.37 to £4.33 with exercise dates ranging from June 1, 2006 to November 30, 2008 for the sharesave scheme.

        The following table sets forth information regarding share options to subscribe for Celltech ordinary shares held by Celltech's executive directors as of the date of this Schedule 14D-9:

Name	Scheme	Number of Celltech Shares under option	Date of Grant	Exercise price per Celltech Share		First Exercise Date	Last Exercise Date
Dr. Göran Ando	Celltech Deferred Bonus Scheme UK	18,686 18,685	05 Apr 2004 05 Apr 2004	Nil Cost Nil Cost		05 Apr 2006 05 Apr 2005	05 Apr 2014 05 Apr 2014
	Celltech Deferred Bonus Scheme UK NI	2,743 2,743	05 Apr 2004 05 Apr 2004	Nil Cost Nil Cost		05 Apr 2006 05 Apr 2005	05 Apr 2014 05 Apr 2014
	Celltech Group plc 2001 Discretionary Share Option Scheme	10,452	22 Apr 2003	287	p	23 Apr 2006	21 Apr 2013
	Celltech Group plc 2001 Discretionary Share Option Scheme (NI)	106,896 17,615	22 Apr 2003 06 Apr 2004	287 450	p p	23 Apr 2006 07 Apr 2007	21 Apr 2013 05 Apr 2014
	Celltech Group plc 2001 Discretionary Share Option Scheme (Unapproved UK)	728,223 120,000	22 Apr 2003 06 Apr 2004	287 450	p p	23 Apr 2006 07 Apr 2007	21 Apr 2013 05 Apr 2014
Mr. Peter Allen	Celltech Chiroscience 1999 Executive Share Option Scheme (Approved)	3,083	26 Apr 2000	973	p	27 Apr 2003	25 Apr 2010
	Celltech Chiroscience 1999 Executive Share Option Scheme (Unapproved A)	31,903 33,426	26 Apr 2000 04 Apr 2001	973 1115	p p	27 Apr 2003 05 Apr 2004	25 Apr 2010 03 Apr 2011
	Celltech Chiroscience 1999 Executive Share Option Scheme (Unapproved B)	12,814 16,713	26 Apr 2000 04 Apr 2001	973 1115	p p	27 Apr 2003 05 Apr 2004	25 Apr 2010 03 Apr 2011
	Celltech Deferred Bonus Scheme UK	8,761 8,762 17,995 17,994 13,544 13,544	14 Mar 2002 14 Mar 2002 25 Mar 2003 25 Mar 2003 05 Apr 2004 05 Apr 2004	Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost		14 Mar 2003 14 Mar 2004 25 Mar 2005 25 Mar 2004 05 Apr 2005 05 Apr 2006	14 Mar 2012 14 Mar 2012 25 Mar 2013 25 Mar 2013 05 Apr 2014 05 Apr 2014
	Celltech Deferred Bonus Scheme UK NI	1,183 1,183 2,642 2,642 1,989 1,989	14 Mar 2002 14 Mar 2002 25 Mar 2003 25 Mar 2003 05 Apr 2004 05 Apr 2004	Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost		14 Mar 2004 14 Mar 2003 25 Mar 2004 25 Mar 2005 05 Apr 2005 05 Apr 2006	14 Mar 2012 14 Mar 2012 25 Mar 2013 25 Mar 2013 05 Apr 2014 05 Apr 2014
	Celltech Group plc 2001 Discretionary Share Option Scheme (NI)	13,279 36,442 11,744	09 Apr 2002 22 Apr 2003 06 Apr 2004	615 287 450	p p p	10 Apr 2005 23 Apr 2006 07 Apr 2007	08 Apr 2012 21 Apr 2013 05 Apr 2014
	Celltech Group plc 2001 Discretionary Share Option Scheme (Unapproved UK)	98,302 248,257 80,000	09 Apr 2002 22 Apr 2003 06 Apr 2004	615 287 450	p p p	10 Apr 2005 23 Apr 2006 07 Apr 2007	08 Apr 2012 21 Apr 2013 05 Apr 2014

Dr. Melanie Lee	Celltech Chiroscience 1999 Executive Share Option Scheme (Unapproved A)	25,351 26,331	26 Apr 2000 04 Apr 2001	973 1115	p p	27 Apr 2003 05 Apr 2004	25 Apr 2010 03 Apr 2011
	Celltech Chiroscience 1999 Executive Share Option Scheme (Unapproved B)	12,649 13,166	26 Apr 2000 04 Apr 2001	973 1115	p p	27 Apr 2003 05 Apr 2004	25 Apr 2010 03 Apr 2011
	Celltech Deferred Bonus Scheme UK	6,493 6,493 16,623 16,624 11,610 11,610	14 Mar 2002 14 Mar 2002 25 Mar 2003 25 Mar 2003 05 Apr 2004 05 Apr 2004	Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost		14 Mar 2003 14 Mar 2004 25 Mar 2004 25 Mar 2005 05 Apr 2005 05 Apr 2006	14 Mar 2012 14 Mar 2012 25 Mar 2013 25 Mar 2013 05 Apr 2014 05 Apr 2014
	Celltech Deferred Bonus Scheme UK NI	877 877 2,441 2,441 1,705 1,705	14 Mar 2002 14 Mar 2002 25 Mar 2003 25 Mar 2003 05 Apr 2004 05 Apr 2004	Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost		14 Mar 2003 14 Mar 2004 25 Mar 2004 25 Mar 2005 05 Apr 2005 05 Apr 2006	14 Mar 2012 14 Mar 2012 25 Mar 2013 25 Mar 2013 05 Apr 2014 05 Apr 2014
	Celltech Group 1993 Unapproved Executive Share Option Scheme	76,080	24 Sep 1998	262	p	19 Aug 1999	23 Aug 2008
	Celltech Group plc 2001 Discretionary Share Option Scheme	10,452	22 Apr 2003	287	p	23 Apr 2006	21 Apr 2013
	Celltech Group plc 2001 Discretionary Share Option Scheme (NI)	11,905 29,691 10,276	09 Apr 2002 22 Apr 2003 06 Apr 2004	615 287 450	p p p	10 Apr 2005 23 Apr 2006 07 Apr 2007	08 Apr 2012 21 Apr 2013 05 Apr 2014
	Celltech Group plc 2001 Discretionary Share Option Scheme (Unapproved UK)	88,136 202,265 70,000	09 Apr 2002 22 Apr 2003 06 Apr 2004	615 287 450	p p p	10 Apr 2005 23 Apr 2006 07 Apr 2007	08 Apr 2012 21 Apr 2013 05 Apr 2014
Mrs. Ingelise Saunders	Celltech Deferred Bonus Scheme UK	1,497 1,496 11,396 11,397 11,040 11,040	14 Mar 2002 14 Mar 2002 25 Mar 2003 25 Mar 2003 05 Apr 2004 05 Apr 2004	Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost		14 Mar 2004 14 Mar 2003 25 Mar 2004 25 Mar 2005 05 Apr 2005 05 Apr 2006	14 Mar 2012 14 Mar 2012 25 Mar 2013 25 Mar 2013 05 Apr 2014 05 Apr 2014
	Celltech Deferred Bonus Scheme UK NI	202 202 1,674 1,673 1,621 1,621	14 Mar 2002 14 Mar 2002 25 Mar 2003 25 Mar 2003 05 Apr 2004 05 Apr 2004	Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost		14 Mar 2003 14 Mar 2004 25 Mar 2005 25 Mar 2004 05 Apr 2006 05 Apr 2005	14 Mar 2012 14 Mar 2012 25 Mar 2013 25 Mar 2013 05 Apr 2014 05 Apr 2014
	Celltech Group plc 2001 Discretionary Share Option Scheme	3,370	19 Oct 2001	890	p	20 Oct 2004	19 Oct 2011
	Celltech Group plc 2001 Discretionary Share Option Scheme (NI)	4,095 7,169 24,282 8,808	19 Oct 2001 09 Apr 2002 22 Apr 2003 06 Apr 2004	890 615 287 450	p p p p	20 Oct 2004 10 Apr 2005 23 Apr 2006 07 Apr 2007	19 Oct 2011 08 Apr 2012 21 Apr 2013 05 Apr 2014

	Celltech Group plc 2001 Discretionary Share Option Scheme (Unapproved UK)	30,337 53,073 165,418 60,000	19 Oct 2001 09 Apr 2002 22 Apr 2003 06 Apr 2004	890 615 287 450	p p p p	20 Oct 2004 10 Apr 2005 23 Apr 2006 07 Apr 2007	19 Oct 2011 08 Apr 2012 21 Apr 2013 05 Apr 2014
Dr. P. J. Fellner	Celltech Chiroscience 1999 Executive Share Option Scheme	2,690 48,261 49,776 24,039 52,466	04 Apr 2001 26 Apr 2000 04 Apr 2001 26 Apr 2000 04 Apr 2001	1115 973 1115 973 1115	p p p p p	05 Apr 2004 27 Apr 2003 05 Apr 2004 27 Apr 2003 05 Apr 2004	30 June 2004 30 June 2004 30 June 2004 30 June 2004 30 June 2004
	Celltech Deferred Bonus Scheme UK	7,569 7,569 15,731 15,731 33,354 33,355	08 Jan 2001 08 Jan 2001 14 Mar 2002 14 Mar 2002 25 Mar 2003 25 Mar 2003	Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost		08 Jan 2003 08 Jan 2002 14 Mar 2004 14 Mar 2003 25 Mar 2004 25 Mar 2005	08 Jan 2011 08 Jan 2011 14 Mar 2012 14 Mar 2012 25 Mar 2013 25 Mar 2013
	Celltech Deferred Bonus Scheme UK NI	1,022 1,022 2,124 2,124 4,897 4,897	08 Jan 2001 08 Jan 2001 14 Mar 2002 14 Mar 2002 25 Mar 2003 25 Mar 2003	Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost Nil Cost		08 Jan 2003 08 Jan 2002 14 Mar 2004 14 Mar 2003 25 Mar 2005 25 Mar 2004	08 Jan 2011 08 Jan 2011 14 Mar 2012 14 Mar 2012 25 Mar 2013 25 Mar 2013
	Celltech Group 1993 Executive Share Option Scheme	120,000	17 Jan 1997	580	p	19 Aug 1999	30 June 2004
	Celltech Group plc 2001 Discretionary Share Option Scheme	154,878	09 Apr 2002	615	p	10 Apr 2005	30 June 2004
	Celltech Group plc 2001 Discretionary Share Option Scheme (NI)	20,920	09 Apr 2002	615	p	10 Apr 2005	30 June 2004

  In addition, as of May 17, 2004, the following options have been granted to the Celltech board of directors under the Celltech Group plc Sharesave Scheme and remain outstanding:

Name	Number of Celltech Shares under option	Date of Grant	Monthly savings	Exercise price per Celltech Share		First Exercise Date	Last Exercise Date
Dr. Göran Ando	2,561	29 Apr 2004	£250	368	p	1 June 2007	30 Nov 2007
Mr. Peter Allen	3,987	17 Apr 2003	£250	237	p	1 June 2006	30 Nov 2006
Dr. Melanie Lee	1,697 4,158	26 Jan 2000 17 Apr 2003	£100 £150	433 237	p p	1 Mar 2007 1 June 2008	31 Aug 2007 30 Nov 2008
Mrs. Ingelise Saunders	3,987	17 Apr 2003	£250	237	p	1 June 2006	30 Nov 2006

  Employment and Severance Arrangements

        Following completion of the Offer, Dr. Göran Ando will be deputy chief executive officer of the combined group, Mr. Peter Allen will be in charge of group integration and Dr. Melanie Lee will be head of the combined group's research and development operations. The research and development operations of the combined group will have its headquarters in Slough, UK. For further information regarding the management and structure of UCB following the completion of the Offer, please see Part II of the Offer Document.

  Service Agreements

        All of Celltech's executive directors have entered into service agreements with Celltech. The terms of the service agreements of three of Celltech's executive directors, Mr. Peter Allen, Dr. Melanie Lee and Mrs. Ingelise Saunders, were amended in February, 2004. The agreements were amended to include, among other things, a provision for payment of the director's annual salary and average bonus over three years upon voluntary termination of his or her employment on three months' notice within six months of a change of control of Celltech. Dr. Göran Ando's service agreement with Celltech contains a similar provision. For further information regarding these service agreements, please see Appendix V of the Offer Document. Copies of the service agreements of Celltech's executive directors are filed as exhibits (e)(12)-(15) of this Schedule 14D-9.

Item 4.    The Solicitation or Recommendation.

  Recommendation of the Celltech Board of Directors

        The Celltech board of directors, which has been so advised by Morgan Stanley and JP Morgan, considers the terms of the Offer to be fair and reasonable. In providing advice to the Celltech board of directors, Morgan Stanley and JPMorgan have taken into account the commercial assessment of the Celltech board of directors. The Celltech board of directors unanimously recommends that Celltech shareholders accept the Offer and tender their Celltech Shares in the Offer.

  Background to the Combination

  Background to the Offer

        On March 8, 2004, there was a meeting between Baron Jacobs (Chairman of UCB's Executive Committee) and Mr. Doliveux (Director General of UCB's Pharma Sector), Dr. Göran Ando (Group Chief Executive of Celltech) and Dr. Peter Fellner (Chairman of Celltech) during which the possibility of an acquisition of Celltech by UCB was discussed.

        Following that meeting, UCB established a separate team consisting of its senior executives and certain representatives of Lazard to explore this possibility further. During the first half of March 2004, UCB had several meetings and conference calls with Lazard to consider the matter.

        On March 19, 2004, a meeting occurred between certain key executives of UCB and Celltech, during which a combination of the two companies was discussed. The possibility of an acquisition structure was explored and certain matters, such as strategic direction and cultural fit between the two organisations, were discussed. Following that meeting, it was decided to pursue further the potential acquisition of Celltech by UCB.

        On April 5, 2004, Messrs. Doliveux and Marc Wiers (Advisor to UCB's Executive Committee) of UCB and Dr. Ando and Mr. Peter Allen (Celltech's Chief Financial Officer) of Celltech had a conference call to discuss various strategic and structural aspects of the potential acquisition.

        During the first half of April 2004, a number of communications (in person and via teleconference) took place between Mr. Doliveux and Dr. Ando to review certain matters relating to the feasibility of the combination, including strategic fit, research and development and product portfolio.

        On April 15, 2004, a meeting took place in Geneva between certain key executives of UCB and Celltech at which representatives of Lazard, JPMorgan and Morgan Stanley were present. During that meeting, each of UCB and Celltech reiterated and reconfirmed its respective interest in pursuing a transaction. The discussions during that meeting principally focused on potential transaction structures, execution process, scope of due diligence and next steps.

        Following further discussions by each of UCB and Celltech with its respective financial advisors, Lazard, JPMorgan and Morgan Stanley met in London to discuss the terms of the potential transaction, including the scope of due diligence, and transaction mechanics.

        On April 19, UCB and Celltech entered into a confidentiality agreement containing standstill provisions.

        On April 29, 2004, UCB commenced a due diligence exercise with respect to Celltech, which continued through May 10, 2004. During such exercise a number of contacts and communications took place between UCB and Celltech and their respective financial and legal advisors.

        On April 30, 2004, Celltech gave a series of management presentations to UCB discussing various aspects of Celltech's business. Representatives of Lazard, JPMorgan and Morgan Stanley were present at those presentations.

        Throughout this period, a number of discussions took place between Mr. Doliveux and Mr. Pradier (Human Resources Director of UCB), with the members of the executive committee of Celltech principally focused on the functioning of a new integrated structure of the post-acquisition company.

        On May 5, 2004, Dr. Ando and Fellner of Celltech came to UCB's headquarters in Brussels to meet with certain of its directors and executives to discuss management structure, strategic outlook, transaction rationale, transaction timelines and feedback from the due diligence process.

        Later that same day, there was a further telephone conversation among Lazard, JPMorgan and Morgan Stanley to reconfirm the possible terms and conditions of the proposed transaction.

        Following those conversations, over the course of the next day there were a number of telephone contacts between Messrs. Doliveux and Weirs of UCB and Dr. Ando and Mr. Allen of Celltech to discuss possible terms and conditions of the proposed transaction, including valuation.

        On May 6, 2004, UCB sent to Celltech a draft memorandum of understanding.

        On May 7, 2004, the UCB board of directors met and authorized certain key executives to proceed with the transaction, subject to completing due diligence and agreeing further conditions.

        Up to the date on which the Offer was announced publicly, there were a number of communications among representatives of UCB and Celltech and their respective financial and legal advisors to finalise the terms and conditions of, and documentation for, the Offer.

        On May 13, 2004, UCB and Celltech executed a memorandum of understanding.

        Prior to May 18, 2004, there were a number of communications among representatives of UCB and Celltech and their respective financial and legal advisers to finalise the terms and conditions of, and documentation for, the Offer.

        On May 18, 2004, the Offer was publicly announced.

  Background to the Negotiation of the Collaboration Agreement

        Prior to commencing negotiations with respect to a possible acquisition transaction, Celltech and UCB engaged in discussions regarding a potential collaboration agreement in relation to Celltech's lead drug candidate, CDP 870.

        On December 1, 2003, Celltech announced it would regain full rights, including all product development and marketing rights, in respect of CDP 870 from Pfizer Inc. (Pfizer) following the termination of the license agreement by Pfizer for financial and other business reasons.

        On December 18, 2003, the UCB board of directors met to review various alternative strategies for the future development of its pharmaceutical business and UCB's management team was authorised to explore a number of alternatives in greater detail with support of UCB's financial advisor, Lazard.

        On January 8, 2004, there was a brief meeting between Mr. Doliveux and Dr. Ando and Mr. Allen where UCB was informed that Celltech was actively exploring strategic alliance partners for CDP 870. In response to that information, UCB established a team to explore the possibility of forming such a strategic alliance with Celltech in respect of CDP 870.

        During February and March 2004, UCB engaged in a number internal analyses and presentations to determine whether it would continue to explore the possibility of an alliance with Celltech.

        On March 22, 2004, UCB and Celltech entered into a confidentiality agreement.

        During April 13 and 14, 2004, UCB performed due diligence at Celltech's premises. The due diligence related to clinical development, manufacturing, intellectual property and marketing data on CDP 870, as well as to certain other regulatory and legal matters.

        During the following week, various members of the respective UCB and Celltech teams progressed the due diligence efforts and a number of contacts and/or discussions occurred between the respective organisations.

        On April 20, 2004, a first draft of an agreement in respect of CDP 870 was received by UCB from Celltech.

        On May 5, 2004, UCB responded to the draft term sheet with a counterproposal to Celltech.

        Following May 5, 2004, there were a number of negotiations and exchanges in respect of the draft term sheet and the term sheet was finalised and executed by UCB and Celltech on May 17, 2004.

  Reasons for the Celltech Board's Recommendation

        In making its decision to recommend the Offer to the holders of Celltech Shares, the Celltech board of directors considered a number of factors, including the following:

        Celltech's operating and financial condition.    The current and historical financial condition and results of operations of Celltech, as well as Celltech's prospects and strategic objectives, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the biopharmaceutical industry.

        Offer terms, including the premium to market price.    The relationship of the Offer Price to the historical market price of the Celltech Shares. The Offer Price represents a 27.8% premium over the closing middle-market price of 430.5 pence per Celltech Share on May 17, 2004, a 26.3% premium over the 435.6 pence average closing middle-market price for the 90 day trading period ending on May 17, 2004, and a 44.7% premium over the 380.1 pence average closing middle-market price for the 12 month trading period ending on May 17, 2004.

        Strategic alternatives.    The strategic alternatives available to Celltech, including the possibility of Celltech remaining an independent company and the possibility of acquisitions or mergers with other companies in the biotechnology and pharmaceutical industries, as well as the risks and uncertainties associated with such alternatives.

        Benefits of the combined group.    The complementary features of Celltech and UCB's businesses in a number of areas, including:

  •
  Complementary product offerings.    The combined group will have strong positions in specialty therapeutic areas such as Central Nervous System (Epilepsy, Multiple Sclerosis, Parkinson's Disease, etc.), Inflammation (Respiratory, Rheumatology, Gastro-Enterology) and Oncology;

  •
  Strengthened research and development.    The combined group will benefit from Celltech's innovative expertise in biotechnological research and development, especially monoclonal antibodies, and UCB's expertise in pharmaceutical chemistry. This will result in a significantly strengthened combination of small and large molecule discovery and development expertise allowing the combined group to increase the flow of drug development candidates;

  •
  Stronger and broader commercial operations (U.S., Europe and Asia).    The combined group will be better positioned, through its enhanced global presence, to commercialize and launch new products, particularly in the specialist areas in which the combination will focus and where UCB has already demonstrated its ability to launch and propel products successfully to market leadership (e.g. Keppra); and

  •
  Cultural fit.    The blending of skills and culture, through the successful combination of competencies at all levels of the combined entity, will accelerate innovation and profitable growth.

        The foregoing includes the material factors considered by the Celltech board of directors. In view of its many considerations, the Celltech board of directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered. Individual members of the Celltech board of directors may have given different weights to the various factors considered. After weighing all of the different factors, the Celltech board of directors, who had been so advised by JPMorgan and Morgan Stanley, determined the Offer to be fair and reasonable. In providing advice to the Celltech board of directors, Morgan Stanley and JPMorgan took into account the commercial assessments of the Celltech board of directors. Accordingly, the Celltech board of directors unanimously determined to recommend that Celltech shareholders accept the Offer and tender their Celltech Shares in the Offer.

  Intent to Tender

        UCB has received irrevocable undertakings to accept the Offer from the members of the Celltech board of directors and certain members of their immediate families, in respect of all of the Celltech ordinary shares and Celltech ADSs beneficially owned and controlled by them, representing, in the aggregate, 492,429 Celltech ordinary shares and 300 Celltech ADSs as of the date of this Schedule 14D-9. Copies of the irrevocable undertakings given by Celltech's directors and certain members of their immediate families are filed as exhibits (e)(3)(i)—(xi) to this Schedule 14D-9.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.

        Neither Celltech nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the shareholders of Celltech on its behalf with respect to the Offer, except as set forth below.

        Celltech has retained Morgan Stanley to act as its financial advisor in connection with the Offer, for which Morgan Stanley will receive customary fees, together with reimbursements of reasonable expenses. Celltech has also retained JPMorgan to act as its financial advisor in connection with the Offer, for which JPMorgan will receive customary fees, together with reimbursements of reasonable expenses. In addition, Celltech has agreed to indemnify Morgan Stanley and JPMorgan and their respective affiliates against, among other things, certain claims, losses and expenses suffered or incurred by Morgan Stanley, JPMorgan, or any of their respective affiliates arising from their respective engagements.

        Lazard & Co., Limited is acting as the financial adviser to UCB in connection with the Offer, for which it will receive customary fees, together with reimbursement of reasonable expenses. In addition, UCB has agreed to indemnify Lazard & Co., Limited and its affiliates against, among other things, certain claims, losses and expenses suffered or incurred by Lazard & Co., Limited and its affiliates arising from its engagement.

        Lazard Fréres & Co. LLC is acting as the US dealer manager in connection with the Offer in the United States. Lazard Fréres & Co. LLC will receive customary fees, together with reimbursement of reasonable expenses. In addition, UCB has agreed to indemnify Lazard Fréres & Co. LLC and its affiliates against, among other things, certain claims, losses and expenses suffered or incurred by Lazard Fréres & Co. LLC and its affiliates arising from its engagement.

        UCB has retained Capita IRG Plc as the Receiving Agent and The Bank of New York as the Depositary. Neither the Receiving Agent nor the Depositary have been retained to make solicitations or recommendations. They will receive reasonable and customary compensation for their services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its engagement.

        In addition, UCB has retained Georgeson Shareholder Communications, Inc. and Capita IRG plc to act as the U.S. Information Agent and U.K. Information Agent, respectively, in connection with the Offer. The U.S. Information Agent and the U.K. Information Agent will each receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with its engagement.

Item 6.    Interest in Securities of the Subject Company.

        To Celltech's knowledge, after due inquiry, no transactions in Celltech Shares have been effected during the past 60 days by Celltech or by any executive officer, director, subsidiary or affiliate of Celltech.

Item 7.    Purposes of the Transaction and Plans or Proposals.

        Except as described in this Schedule 14D-9, Celltech is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Celltech Shares by Celltech, any of its subsidiaries or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Celltech or any of its subsidiaries; (3) a purchase, sale or transfer of a material amount of the assets of Celltech or any of its subsidiaries; or (4) any material change in Celltech's present dividend rate or policy, indebtedness or capitalization.

        Except as described or referred to in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to any of the matters referred to above in this Item 7.

Item 8.    Additional Information.

        The information in all of the exhibits to this Schedule 14D-9 is incorporated by reference in its entirety.

Item 9.    Exhibits.

(a)(1)	Offer Document dated May 19, 2004 (incorporated by reference to Exhibit (a)(1) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(a)(2)	Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(a)(3)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(3) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(a)(4)	Joint Press Release dated May 18, 2004 (incorporated by reference to Exhibit 99.1 to UCB's Schedule TO-C filed with the SEC on May 18, 2004).
(a)(5)	Press release dated May 18, 2004 (incorporated by reference to Exhibit 99.2 to UCB's Schedule TO-C filed with the SEC on May 18, 2004).
(a)(6)	Summary advertisement to appear in the Wall Street Journal dated May 19, 2004 (incorporated by reference to Exhibit (a)(7) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(a)(7)	Form of Acceptance, Authority and Election (incorporated by reference to Exhibit (a)(8) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(e)(1)	Memorandum of Understanding dated May 13, 2004 (incorporated by reference to Exhibit (a)(12) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(e)(2)	Confidentiality Agreement dated April 19, 2004 (incorporated by reference to Exhibit (a)(11) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(e)(3)(i)	Irrevocable Undertaking from Dr. Göran Ando to UCB dated May 17, 2004.
(e)(3)(ii)	Irrevocable undertaking from Mr. Michael Newmarch to UCB dated May 17, 2004.
(e)(3)(iii)	Irrevocable undertaking from Mrs. Ingelise Saunders to UCB dated May 17, 2004.
(e)(3)(iv)	Irrevocable undertaking from Dr. Melanie Lee to UCB dated May 17, 2004.
(e)(3)(v)	Irrevocable undertaking from Dr. Peter Fellner to UCB dated May 17, 2004.
(e)(3)(vi)	Irrevocable undertaking from Dr. Peter Read to UCB dated May 17, 2004.
(e)(3)(vii)	Irrevocable undertaking from Dr. Marvin Jaffe to UCB dated May 17, 2004.
(e)(3)(viii)	Irrevocable undertaking from Dr. Peter Allen to UCB dated May 17, 2004.
(e)(3)(ix)	Irrevocable undertaking from Dr. Peter Fellner and Mrs. Jennifer Fellner to UCB dated May 17, 2004.
(e)(3)(x)	Irrevocable undertaking from Mrs. Norma Read to UCB dated May 17, 2004.
(e)(3)(xi)	Irrevocable undertaking from Mrs. Jennifer Fellner to UCB dated May 17, 2004.
(e)(4)	Inducement Agreement dated May 17, 2004 (incorporated by reference to Exhibit (d)(1) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(e)(5)	CDP 870 Collaboration Agreement dated May 17, 2004.*
(e)(6)	Rules of Celltech's sharesave scheme.
(e)(7)	Rules of Celltech's 1993 executive option scheme.
(e)(8)	Rules of Celltech's 1999 executive option scheme.
(e)(9)	Rules of Celltech's deferred bonus plan.
(e)(10)	Rules of Celltech's 2001 discretionary share option scheme.

*
Confidential treatment requested. Confidential material has been redacted and separately submitted to the SEC.

(e)(11)	Side letter from UCB to Celltech dated May 17, 2004 (incorporated by reference to Exhibit (a)(13) to UCB's Schedule TO filed with the SEC on May 19, 2004).
(e)(12)	Service Agreement between Celltech and Dr. Göran Ando.
(e)(13)	Service Agreement between Celltech and Mr. Peter Allen.
(e)(14)	Service Agreement between Celltech and Dr. Melanie Lee.
(e)(15)	Service Agreement between Celltech and Mrs. Ingelise Saunders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CELLTECH GROUP PLC
By:	/s/ GÖRAN ANDO Göran Ando Group Chief Executive
By:	/s/ PETER V. ALLEN Peter V. Allen Finance Director

Date: May 19, 2004

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE